SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2006

Commission file number: 001-16143

SCHERING AKTIENGESELLSCHAFT

Muellerstrasse 178

13353 Berlin

Federal Republic of Germany

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X] Form 40-F [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes [_] No [X]

PRESS RELEASE

Schering AG raises outlook after strong first half year

  Net sales: +11%

  Operating profit (adjusted for one-time effects): +20%

  Top products Betaferon® (+17%) and Yasmin® (+33%)

Berlin, July 25, 2006 – The Schering AG Group (FSE: SCH, NYSE: SHR), Germany, expanded its business in the first six months of 2006 significantly and continued to increase its profitability. Net sales increased by 11% to EUR 2,824 million.

Schering AG’s top-selling products, Betaferon and Yasmin, exhibited high dynamic growth. Net sales of the multiple sclerosis drug, Betaferon, increased in the double-digit range by 17% and, in total, amounted to EUR 481 million in the first half year of 2006. The oral contraceptive, Yasmin, significantly contributed to the overall strong growth of Schering AG’s largest business area, Gynecology&Andrology, with an increase of 33% to EUR 351 million. In this business area alone, net sales increased by 17%. Yasmin is the most successful oral contraceptive worldwide. Net sales of the intrauterine delivery system, Mirena®, developed above-average with a rise of 26%.

Net sales of the oncology business area also increased in the double-digit range by 14% in the first six months of 2006. Net sales of Fludara® and Campath® developed very positively with respective increases of above 20%. Net sales of Bonefos® also increased in the double-digit range with a rise of 20%.

Schering AG clearly increased net sales in its major regional markets. In Europe, net sales increased by 9%. Net sales in the United States Region (+14%), Latin America/Canada Region (+24%) and Asia/Pacific Region (+20%) increased in the double-digit range, respectively.

“We are pleased with the positive development of our business in the first six months of 2006. The good results prove the market success of our products as well as the extraordinary commitment of our employees,” said Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG. “Our competitive strength in specialized markets represents a solid foundation for the future success of Bayer Schering Pharma.”

Adjusted for one-time effects relating to company divestitures and take-over related expenses, the operating profit increased by 20% to EUR 559 million. This corresponds to an operating margin of approximately 20%. Including these one-time effects, the operating profit decreased to EUR 410 million, 12% below the previous year’s figure. Net profit declined by 6% to EUR 301 million. Earnings per share also decreased by 6% to EUR 1.58.

Outlook raised

For the fiscal year 2006, Schering AG Group expects an organic net sales growth in the high single-digit range. The Group expects that the top-selling product, Betaferon, will grow in the double-digit range currency adjusted. For Yasmin, the Schering AG Group expects a continued, strong double-digit net sales growth.

Based on a continued positive business development and positive effects resulting from the ongoing program to increase efficiency (FOCUS), Schering AG expects that the operating margin for 2006 will be in the range of 18.5 to 19 percent (excluding effects from acquisitions or divestitures of business activities as well as takeover-related expenses).

Unless otherwise indicated, all narrative refers to currency adjusted sales growth rates.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations:	Oliver Renner,	T: +49-30-468 124 31,	oliver.renner@schering.de
Media Relations:	Verena von Bassewitz,	T: +49-30-468 192 206,	verena.vonbassewitz@schering.de
Investor Relations:	Peter Vogt,	T: +49-30-468 128 38,	peter.vogt@schering.de
Investor Relations:	Dr. Jost Reinhard,	T: +49-30-468 150 62,	jost.reinhard@schering.de

Find additional information at: www.schering.de/eng

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG’s plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U.S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Q1-2/2006 at a Glance

  NET SALES GROWTH: +11%

  OPERATING PROFIT: +20% (adjusted for one-time effects)

  BETAFERON®: +17%

  BAYER HOLDS 92.4% OF SCHERING AG SHARES (as of July 12, 2006)

In the first six months of 2006, the Schering AG Group achieved an organic net sales growth of 11%. Furthermore, net sales were affected by positive currency effects and adverse structure effects. In total, net sales increased by 11% to €2,824m in comparison to the previous year’s figure.

The operating profit for the first six months was €410m, 12% below the previous year’s figure. After adjusting for one-time effects of €149m in connection with divestitures and takeover-related expenses, the operating profit increased by 20% to €559m. Including these one-time effects, net profit declined by 6% to €301m. Earnings per share also decreased by 6% to €1.58.

Cash flows from operating activities amounted to €534m, 27% above the first six months of 2005. The net cash position (net of cash and cash equivalents, marketable securities and borrowings) was €1,154m in comparison to €954m at the end of 2005.

Key data	€m		Change	€m		Change
	Q1-2/2006	Q1-2/2005	in %	Q2/2006	Q2/2005	in %
Net sales	2,824	2,547	+11%	1,418	1,336	+6%
Gross profit	2,175	1,936	+12%	1,087	1,016	+7%
Operating profit	410	466	–12%	170	236	–28%
Profit before taxes	443	503	–12%	185	276	–33%
Net profit	301	320	–6%	127	176	–28%
Cash flows from operating activities	534	420	+27%	240	215	+12%
Basic earnings per share (€)	1.58	1.68	–6%	0.66	0.92	–28%

Employees (June 30, 2006 / Dec. 31, 2005)	23,098	24,124	–4%	–	–	–

Top-selling products			Net sales Q1-2/2006	Change from Q1-2/2005
			€m	total	currency adjusted
1.	Betaferon®/Betaseron®	(Specialized Therapeutics)	481	+19%	+17%
2.	Yasmin®	(Gynecology&Andrology)	351	+37%	+33%
3.	Magnevist®	(Diagnostic Imaging)	161	0%	–1%
4.	Mirena®	(Gynecology&Andrology)	143	+29%	+26%
5.	Ultravist®	(Diagnostic Imaging )	143	+12%	+10%
6.	Iopamiron®	(Diagnostic Imaging)	110	–6%	–2%
7.	Diane®	(Gynecology&Andrology)	92	+7%	+2%
8.	Microgynon®	(Gynecology&Andrology)	73	+13%	+10%
9.	Meliane®	(Gynecology&Andrology)	64	+4%	+2%
10.	Fludara®	(Oncology)	63	+26%	+23%
	Total		1,681	+18%	+15%
Total as % of Group sales			60%
In this Interim Report, percentage changes in our depiction of sales developments have been calculated on the basis of figures expressed in thousands of euros.

Sales Trends by Region

Q1-2/2006

Net sales by Region	€m		Change from Q1-2/2005				% of total
	Q1-2/2006	Q1-2/2005	total	volume/price	currency	structure	Q1-2/2006	Q1-2/2005
Europe Region	1,307	1,228	+6%	+9%	0%	–3%	46%	48%
United States Region*	562	478	+18%	+14%	+4%	0%	20%	19%
Japan Region	195	210	–7%	–2%	–5%	0%	7%	8%
Latin America/Canada Region	279	207	+34%	+24%	+10%	0%	10%	8%
Asia/Pacific Region	146	117	+25%	+20%	+5%	0%	5%	5%
Other Activities	335	307	+9%	+7%	+2%	0%	12%	12%
thereof: Medrad*	171	137	+25%	+21%	+4%	0%	6%	5%
thereof: Intendis**	121	110	+10%	+9%	+1%	0%	4%	4%
Total	2,824	2,547	+11%	+11%	+2%	–2%	100%	100%

Q2/2006

Net sales by Region	€m		Change from Q2/2005				% of total
	Q2/2006	Q2/2005	total	volume/price	currency	structure	Q2/2006	Q2/2005
Europe Region	636	635	0%	+4%	0%	–4%	45%	48%
United States Region*	288	258	+12%	+15%	–2%	–1%	20%	19%
Japan Region	112	115	–2%	+5%	–7%	0%	8%	9%
Latin America/Canada Region	137	112	+21%	+20%	+1%	0%	10%	8%
Asia/Pacific Region	73	63	+16%	+15%	+1%	0%	5%	5%
Other Activities	172	153	+12%	+14%	–2%	0%	12%	11%
thereof: Medrad*	86	74	+16%	+18%	–2%	0%	6%	6%
thereof: Intendis**	63	57	+11%	+12%	–1%	0%	4%	4%
Total	1,418	1,336	+6%	+9%	–1%	–2%	100%	100%

* Since January 1, 2006, the Medrad Group’s global business with application technologies is no longer reported as part of the segment United States Region, but is accounted for in Other Activities. The previous year’s figures have been adjusted accordingly.

** External net sales of the Intendis Group and net sales of other group companies with dermatology products

Unless otherwise indicated, all narrative in this section refers to currency adjusted sales growth rates.

Europe Region

In the Europe Region, we recorded a total net sales growth of 6% in the first six months of 2006. Adjusted for structure effects resulting from the divestiture of our radiopharmaceuticals business as well as the sale of our 50 percent interest in the German company ALK-Scherax Arzneimittel GmbH, net sales increased by 9%. Particularly net sales of our top-selling products, Betaferon® and Yasmin®, continued to develop well with increases of 17% and 38%, respectively.

In Germany, our largest market in this Region, and France, net sales increased organically by 3% and 7%, respectively. In Great Britain, we recorded a net sales increase of 14%. In addition to net sales increases of Betaferon®, the rise in net sales in these three countries was mainly driven by the market success of our female contraception products. In Russia, net sales more than doubled in connection with the increase in governmental healthcare budgets, amounting to a total of €73m. Net sales of Betaferon® as well as our oncology products particularly benefited from this increase. However, we expect the growth rates to stabilize as of the third quarter.

United States Region

In the United States Region, net sales increased by 14% in the first half of the year. Net sales of Yasmin® continued to develop very positively (+24%). Net sales of Mirena® increased by 46%. Net sales of Betaseron® increased by 18% in the first half of 2006.

Net sales of Magnevist® in the U.S. decreased by 9% in comparison to the previous year. However, net sales of Magnevist® were particularly strong in the comparison period due to stocking effects.

Japan Region

In the Japan Region, net sales in the first six months of 2006 were 2% below the previous year’s level. The net sales decrease was mainly the result of legislatively mandated price reductions effective April 2006. Furthermore, the Japanese market for X-ray contrast media is subdued by price pressures resulting from intense generic competition. Thus, our X-ray contrast medium, Iopamiron®, which accounts for almost 50% of total net sales in Japan, recorded a net sales decrease of 3%.

Latin America/Canada Region

In the Latin America/Canada Region, we achieved an organic net sales growth of 24% in the first half of the year. Net sales in our three largest markets, Brazil, Mexico and Canada, increased by 20%, 38%, and 10%, respectively. We made approximately two-thirds of our net sales of this Region in these three markets.

Our two top-selling products in this Region, Yasmin® and Betaferon®, developed above-average (+57% and +23%, respectively). In line with this positive trend, net sales of our female contraception products, Microgynon® (+16%) and Diane® (+14%), developed well despite generic competition.

Asia/Pacific Region

In the Asia/Pacific Region, net sales increased by 20% in the first six months of 2006. This development was particularly driven by the dynamic growth in South Korea (+27%) and China (+40%). In South Korea, China and Australia, where net sales increased by 6%, we generated nearly three-quarters of total net sales in this Region. We recorded an increase of 19% with our top-selling product in this Region, Ultravist®.

Other Activities

Other Activities mainly comprise the application technologies business for contrast agents of our subsidiary Medrad, Inc. and our dermatology business operated by our subsidiary Intendis GmbH. Net sales of Medrad increased to €171m in the first half of 2006. This corresponded to a net sales growth of 21%. Net sales in the dermatology area developed positively with a net sales increase of 9%. The top-selling product in this area, Advantan®, generated a net sales increase of 13%. In the context of the expansion of the dermatology business in the United States, net sales of Finacea®, a product for the treatment of rosacea, rose by 28%.

Sales Trends by Business Area

Q1-2/2006

Net sales by Business Area and important indication areas*
	€m		Change from Q1-2/2005				% of total
	Q1-2/2006	Q1-2/2005	total	volume/price	currency	structure	Q1-2/2006	Q1-2/2005
Gynecology&Andrology	1,116	933	+20%	+17%	+3%	0%	40%	37%
Female contraception	955	786	+22%	+18%	+4%	0%	34%	31%
Menopause management	87	86	+1%	–2%	+3%	0%	3%	3%
Diagnostic Imaging	698	672	+4%	+6%	+1%	–3%	25%	26%
X-ray contrast media	298	292	+2%	+2%	0%	0%	11%	11%
MRI contrast agents	185	178	+4%	+3%	+1%	0%	7%	7%
Application technologies**	171	137	+25%	+21%	+4%	0%	6%	5%
Specialized Therapeutics	616	567	+9%	+10%	+2%	–3%	22%	22%
Central nervous system (CNS)	513	441	+16%	+15%	+1%	0%	18%	17%
Cardiovascular	71	75	–5%	–4%	–1%	0%	3%	3%
Oncology	233	202	+16%	+14%	+2%	0%	8%	8%
Hematology	142	109	+30%	+27%	+3%	0%	5%	4%
Solid tumors	91	93	–1%	–2%	+1%	0%	3%	4%
Other Sources	161	173	–7%	–8%	+1%	0%	5%	7%
Dermatology***	121	110	+10%	+9%	+1%	0%	4%	4%
Total	2,824	2,547	+11%	+11%	+2%	–2%	100%	100%

Q2/2006

Net sales by Business Area and important indication areas*
	€m		Change from Q2/2005				% of total
	Q2/2006	Q2/2005	total	volume/price	currency	structure	Q2/2006	Q2/2005
Gynecology&Andrology	550	490	+12%	+12%	0%	0%	39%	37%
Female contraception	471	407	+16%	+16%	0%	0%	33%	30%
Menopause management	43	49	–12%	–12%	0%	0%	3%	4%
Diagnostic Imaging	349	350	0%	+8%	–2%	–6%	24%	26%
X-ray contrast media	156	154	+1%	+4%	–3%	0%	11%	11%
MRI contrast agents	98	89	+11%	+13%	–2%	0%	7%	7%
Application technologies**	86	74	+16%	+18%	–2%	0%	6%	6%
Specialized Therapeutics	320	311	+3%	+6%	–1%	–2%	23%	23%
Central nervous system (CNS)	266	242	+10%	+10%	0%	0%	19%	18%
Cardiovascular	37	43	–12%	–10%	–2%	0%	3%	3%
Oncology	116	108	+7%	+8%	–1%	0%	8%	8%
Hematology	71	59	+20%	+21%	–1%	0%	5%	4%
Solid tumors	45	49	–8%	–7%	–1%	0%	3%	4%
Other Sources	83	77	+7%	+9%	–2%	0%	6%	6%
Dermatology***	63	57	+11%	+12%	–1%	0%	4%	4%
Total	1,418	1,336	+6%	+9%	–1%	–2%	100%	100%

* The indented figures do not add up to the total sales figures as only the key indication areas are listed.
** External net sales of the Medrad Group
*** External net sales of the Intendis Group and net sales of other group companies with dermatology products

Unless otherwise indicated, all narrative in this section refers to currency adjusted sales growth rates.

Gynecology&Andrology

In the period under review, net sales in the Gynecology&Andrology business area rose by 17%. Net sales of female contraception products increased by 18%. Main growth driver was once again Yasmin®, our most successful oral contraceptive globally. We increased net sales of Yasmin® by 33%.

In March 2006, we received FDA approval for YAZ®, a low-dosed oral contraceptive, which, like Yasmin®, contains the substance drospirenone. YAZ® was launched in the U.S. market in April 2006. In May 2006, the European Mutual Recognition Procedure for the low-dosed contraceptive, Yasminelle®, which also belongs to the drospirenone product family, was successfully completed. Yasminelle® will be launched in all major European markets by the end of this year. In Switzerland, the product has been available since May 1, 2006.

Diagnostic Imaging

Net sales in the Diagnostic Imaging business area increased by 6% in the first half year after adjusting for currency and structure effects. The structure effect is related to the sale of our radiopharmaceuticals business. Net sales of our MRI contrast agent, Magnevist®, slightly decreased by 1% compared to the previous year’s figure. The decrease was mainly the result of a stocking effect caused by U.S. wholesalers in the comparison period. Net sales of our X-ray medium, Ultravist®, continued to develop positively, increasing by 10%.

In the framework of focusing on molecular imaging, we have entered into a collaboration agreement with the U.S. company Avid Radiopharmaceuticals, Inc. to develop new substances for the early diagnosis of Alzheimer’s disease.

Specialized Therapeutics

In the Specialized Therapeutics business area, net sales increased by 10% in the first half of the year. Betaferon®, our product for the treatment of multiple sclerosis (MS), was the main sales driver with a net sales increase of 17%. The negative structure effect relates to the sale of our 50 percent interest in the German distribution company ALK-Scherax Arzneimittel GmbH.

In June 2006, we received a marketing authorization by the European Commission for an extension of Betaferon®’s indication to include the treatment of patients with a first clinical event suggestive of MS in all 25 European member states, as well as Iceland and Norway. With this approval, Betaferon® is the only high-dose high-frequency therapy approved for the treatment of the earliest stages of MS. The approval provides an important treatment option for patients to reduce the risk of developing clinically definite MS and the chance to delay the progression of the disease.

Oncology

Net sales of our Oncology business area increased by 14% in the first half of 2006. Net sales of Fludara®, our product for the treatment of chronic lymphatic leukemia (CLL), developed positively with an increase of 23%. Net sales of Campath® for the treatment of CLL rose by 24%, net sales of Bonefos® for the treatment of hypercalcemia and osteolysis in cancer patients increased by 20%.

In May 2006, we started two additional Phase II clinical studies in the United States and Canada, evaluating our novel epothilone, ZK-EPO, for the treatment of metastatic breast cancer and recurrent ovarian cancer. These clinical studies complement the completed Phase I study. Data of the Phase I study have already demonstrated the favorable safety profile of ZK-EPO.

In June 2006, we introduced the interim results of a study with Campath®/MabCampath® (CAM307) together with our cooperation partner Genzyme Corporation at the 42nd Annual Meeting of the American Society of Clinical Oncology (ASCO) in Atlanta. The preliminary results of the secondary endpoints of this study showed that patients who received Campath®/MabCampath® exhibited significantly higher overall and complete response rates compared to patients who were treated with Chlorambucil, a standard chemotherapy.

Performance

Gross profit amounted to €2,175m compared to €1,936m in the comparison period (+12%). Due again to positive product mix effects, gross margin improved by one percentage point to 77.0%. Marketing and selling costs increased by 10%, which was proportionately less than the increase in net sales, to €872m. Engineering and administration costs rose by 6% to €263m. Research and development costs amounted to €500m, 9% above the previous year’s figure. As a percentage of net sales, they amounted to 17.7% (first six months of 2005: 18.0%).

The Other operating result was €–130m compared to €32m in the comparison period. This included one-time costs of €125m related to the takeover offers for Schering AG announced in March 2006. Furthermore, the Other operating result included expenses of €58m relating to the disposal of our global radiopharmaceuticals business and a gain of €34m from the sale of our 50% interest in the German distribution company ALK-Scherax Arzneimittel GmbH.

Overall, operating profit of the first six months was €410m, 12% below the previous year’s figure. Adjusted for the above-mentioned effects from takeover offers and divestitures, operating profit was €559m (+20%). This corresponds to an adjusted operating margin of approximately 19.8%.

The financial result amounted to €33m compared to €37m in the previous year. Besides lower interest costs from pension obligations, the financial result was particularly affected by gains from the sale of investments and securities, while the financial result in the period of comparison included a gain of €43m from the sale of our 25% interest in medac GmbH. The effective tax rate improved – in particular due to the tax-free sale of ALK-Scherax – from 35.8% to 31.6%. Net profit decreased by 6% to €301m, and earnings per share also decreased by 6% to €1.58.

Liquidity and capital resources

Cash flow analysis

Cash flows from operating activities increased in the first six months of 2006 by 27% to €534m. This increase was primarily due to a reduction in net working capital, mainly due to a decrease in inventories and an increase in liabilities and current provisions particularly due to higher obligations from stock option plans.

Cash flows used in investing activities amounted to €–14m. This lower cash outflow compared to cash flows used in investing activities in the first six months of 2005 of €–93m was mainly due to the sale of marketable securities of €171m. This was party offset by cash outflows totaling €98m, which resulted from the divestiture of our radiopharmaceuticals business and the sale of our investment in ALK-Scherax in the first half of 2006.

Cash flows used in financing activities amounted to €–184m, close to the level of the period of comparison (€–180m). These cash outflows were mainly due to dividend payments of €229m which were €39m above the figure of the first six months of 2005. Furthermore, the purchase of treasury shares resulted in cash outflows of €49m. This was offset by cash inflows of €108m from the sale of treasury shares in order to settle stock option plans.

The Group’s cash and cash equivalents rose to €1,152m compared to €776m (excluding liquidity attributable to the disposal group) as of December 31, 2005. The net cash position (cash and cash equivalents and marketable securities less borrowings) was €1,154m as of June 30, 2006 (December 31, 2005: €954m).

Divestitures

In the second quarter of 2006, the transfer of Schering’s radiopharmaceuticals business to a consortium formed by the Belgian companies Ion Beam Applications S.A. (IBA) and the Institut National des Radioéléments (IRE) was completed. The transaction had a negative one-time effect of €58m on the operating profit for the first half of 2006.

Capital expenditure

Based on current exchange rates, the Group’s capital expenditure in 2006 will amount to approximately €240m (2005: €208m). Of this investment, 47% has been allocated to Germany, 15% to the other countries of the European Union, and 27% to the U.S. This will enable us to respond to changes in production requirements, to regulatory standards and to technological developments.

Financial position

The balance sheet total was €5,879m on June 30, 2006, 4% below the figure as of December 31, 2005. Non-current assets decreased by 8% to €2,313m. Current assets decreased slightly by 1% to €3,566m. The increase in cash and cash equivalents by €376m was partly offset by a decrease in inventories, receivables and other assets and current securities. Furthermore, the assets relating to our radiopharmaceuticals business which were classified as held for sale as of December 31, 2005 have been disposed of following the closing of the sale in the second quarter of 2006.

Total equity amounted to €3,443m, an increase of 5% compared to December 31, 2005. The increase resulted from the net profit of €301m and actuarial gains from defined benefit plans of €129m recognized directly in equity. This was partly offset by currency translation adjustments of €–110m as well as dividend payments of €229m. Furthermore, treasury shares amounting to €49m were purchased during the reporting period, and treasury shares amounting to €108m were sold in order to settle stock options plans. The equity ratio improved to 58.6% compared to 53.8% at the end of 2005.

Non-current liabilities decreased by 23% to €892m due to lower pension liabilities. This decrease mainly resulted from actuarial gains arising from the adjustment of the discount rate to the actual interest rate development. Current liabilities decreased by 7% to €1,544m, due to the disposal of the liabilities associated with the radiopharmaceuticals business.

Personnel

Personnel	Q1-2/2006	Q1-2/2005	Change	Year 2005
Employees* (average)	23,769	24,799	–4%	24,560
Personnel costs** (€m)	828	774	+7%	1,583

* Full-time equivalents; part-time employees are considered proportionately
** Wages and salaries, social security and support payments, pensions

Number of employees* (end of period)	June 30, 2006	December 31, 2005	Change
Schering AG	6,862	7,023	–2%
Europe Region	5,879	6,879	–15%
United States Region**	2,249	2,355	–4%
Japan Region	1,148	1,232	–7%
Latin America/Canada Region	2,439	2,369	+3%
Asia/Pacific Region	1,686	1,590	+6%
Other employees**	2,835	2,676	+6%
Total	23,098	24,124	–4%

* Full-time equivalents; part-time employees are considered proportionately

** Since January 1, 2006, the employees of the Medrad Group are no longer reported as part of the United States Region, but are accounted for under Other Employees. The previous year’s figures have been adjusted accordingly.

In the first half of 2006, we recorded a significant decrease in personnel worldwide within the Schering Group. The sale of our radiopharmaceuticals business and the divestiture of our production site in Lys-Lez-Lannoy, France, led overall to a reduction of approximately 1,000 employees. The reduced headcount in the Europe Region was based, among the aforementioned reasons, on a reduction of capacities in Germany due mainly to the sale of our interest in ALK-Scherax. The personnel reduction in the Japan Region was mainly due to the transfer of sales representatives to our Japanese dermatology business and hence lead to an increase in personnel of Intendis (Other employees). Adjusted for the personnel reduction in connection with the aforementioned divestitures, the Schering Group recorded a slight increase in personnel (+0.3%), which was due to the expansion of our distribution organization and, at the same time, decreasing personnel foremost in production.

Schering AG Shares

The development of the Schering AG shares in the first half of 2006 was significantly influenced by the takeover offers, which were first submitted by Merck KgaA and followed by Bayer AG. After increasing by about 52% in the first quarter compared to the end 2005, the Schering AG shares gained about 4% in the second quarter of 2006. The Schering AG shares closed at €89.01 on June 30, 2006, almost 57% higher than at the end of 2005. The German share index DAX and the STOXX Healthcare sector index improved by approximately 5%, respectively, in the first six months of this year.

Up until March 10, 2006, 774,000 treasury shares were acquired. In the course of the first half of the year, 1,608,000 treasury shares were sold in connection with stock option programs. In total, we held 3,166,000 treasury shares on June 30, 2006.

On July 12, 2006, the Bayer Group announced the completion of its public takeover offer for Schering AG. At the time, Bayer controlled 92.4% of the outstanding Schering AG shares.

Schering AG share ratios	Q1-2/2006	Q1-2/2005	Q2/2006	Q2/2005	Year 2005
Basic earnings per share (€)	1.58	1.68	0.66	0.92	3.26

	June 30, 2006	June 30, 2005	Dec. 31, 2005
Share price (€)	89.01	50.88	56.60
Market capitalization* (€m)	16,983	9,667	10,754
Total equity (€m)	3,443	3,091	3,283
Number of outstanding shares (in millions)	190.8	190.0	190.0

* Based on the number of outstanding shares

Consolidated Income Statements

€m	Q1-2/2006	Q1-2/2005	Change	Q2/2006	Q2/2005	Change	Year 2005
Net sales	2,824	2,547	+11%	1,418	1,336	+6%	5,308
Cost of sales	–649	–611	+6%	–331	–320	+3%	–1,256
Gross profit	2,175	1,936	+12%	1,087	1,016	+7%	4,052
Costs of
marketing and selling	–872	–796	+10%	–452	–426	+6%	–1,687
engineering and administration	–263	–247	+6%	–136	–125	+9%	–522
research and development	–500	–459	+9%	–247	–244	+1%	–982
Other operating expenses/income	–130	32		–82	15		67
thereof: related to takeover offers	–125	–		–106	–		–
Operating profit	410	466	–12%	170	236	–28%	928
Result from investments	13	45		7	43		47
Other financial result	20	–8		8	–3		–5
Profit before taxes	443	503	–12%	185	276	–33%	970
Income taxes	–140	–180	–22%	–57	–98	–42%	–346
Profit for the period	303	323	–6%	128	178	–28%	624

Attributable to:
Net profit	301	320	–6%	127	176	–28%	619
Minority interest	2	3		1	2		5

Basic earnings per share (€)	1.58	1.68	–6%	0.66	0.92	–28%	3.26
Diluted earnings per share* (€)	1.58	1.68	–6%	0.66	0.92	–28%	3.26

* Potential dilution from stock options issued as part of Long Term Incentive Plans

Consolidated Balance Sheets

€m
Assets	June 30, 2006	December 31, 2005

Goodwill	364	377
Other intangible assets	297	317
Property, plant and equipment	1,122	1,161
Marketable securities	165	237
Other financial assets	49	72
Deferred taxes	296	323
Other non-current assets	20	32
Non-current assets	2,313	2,519

Inventories	853	959
Receivables and other assets	1,486	1,556
Marketable securities	75	196
Cash and cash equivalents	1,152	776
	3,566	3,487
Assets classified as held for sale	–	97
Current assets	3,566	3,584
Total assets	5,879	6,103

Equity and liabilities	June 30, 2006	December 31, 2005

Issued capital	194	194
Share premium account	334	334
Retained earnings	3,436	3,307
Other reserves	–537	–566
Treasury shares	–3	–4
Equity before minority interest	3,424	3,265
Minority interest	19	18
Total equity	3,443	3,283

Non-current provisions	649	900
Non-current borrowings	214	228
Other non-current liabilities	29	32
Non-current liabilities	892	1,160

Current provisions	860	863
Current borrowings	24	27
Other current liabilities	660	611
	1,544	1,501
Liabilities directly associated with assets classified as held for sale	–	159
Current liabilities	1,544	1,660
Total equity and liabilities	5,879	6,103

Consolidated Cash Flow State

€m	Q1-2/2006	Q1-2/2005	Year 2005
Profit for the period	303	323	624
Depreciation, amortization and impairment expense	138	143	348
Other non-cash income and expense	7	–1	–52
Net gain/loss on disposal of non-current assets and subsidiaries	–10	–43	–40
Change in inventories and receivables	63	12	16
Change in provisions for pensions	–28	–32	–22
Change in liabilities and current provisions	61	18	174
Cash flows from operating activities	534	420	1,048

Purchase of non-current assets	–117	–123	–307
Proceeds from disposal of non-current assets	30	73	105
Purchase and sale of marketable securities	171	–43	–184
Proceeds from disposal of subsidiaries net of cash disposed	–98	–	–
Cash flows used in investing activities	–14	–93	–386

Dividend payments	–229	–190	–193
Change in borrowings	–14	10	12
Funding of Schering Pension Trust	–	–	–450
Purchase of treasury shares	–49	–	–
Sale of treasury shares	108	–	–
Cash flows used in financing activities	–184	–180	–631

Net change in cash and cash equivalents	336	147	31
Effects of exchange-rate movements on cash and cash equivalents	–14	10	14
Cash and cash equivalents as of January 1	830	785	785
Cash and cash equivalents as of June 30/December 31	1,152	942	830
thereof: cash and cash equivalents of the disposal group	–	–	54

Statement of Recognized Income and Expense

€m	Q1-2/2006	Q1-2/2005	Year 2005
Profit for the period	303	323	624
Derivative hedging instruments
Change in fair value	17	–21	–27
Realized gains/losses	8	–5	3
Available-for-sale securities
Change in fair value	–1	1	6
Realized gains/losses	–14	1	1
Actuarial gains and losses in defined benefit pension plans	129	–4	–142
Currency translation adjustment	–110	158	177
Net income recognized directly in equity	29	130	18
Total recognized income and expense for the period	332	453	642

Attributable to:
Shareholders of Schering AG	330	450	637
Minority interest	2	3	5

Equity Before Minority Interest

€m				Other reserves
	Issued capital	Share premium account	Retained earnings	Currency translation adjustment	Derivative hedging instruments	Available-for-sale securities	Actuarial gains and losses in defined benefit pension plans	Total	Treasury shares	Equity before minority interest
January 1, 2005	194	334	2,876	–403	13	16	–210	–584	–4	2,816
Total recognized income and expense for the period*	—	—	320	158	–26	2	–4	130	—	450
Dividend payments	—	—	–190	—	—	—	—	—	—	–190
Purchase of treasury shares and issue to employees	—	—	–5	—	—	—	—	—	—	–5
June 30, 2005	194	334	3,001	–245	–13	18	–214	–454	–4	3,071

January 1, 2006	194	334	3,307	–226	–11	23	–352	–566	–4	3,265
Total recognized income and expense for the period*	—	—	301	–110	25	–15	129	29	—	330
Share-based payments	—	—	5	—	—	—	—	—	—	5
Dividend payments	—	—	–229	—	—	—	—	—	—	–229
Purchase of treasury shares	—	—	–48	—	—	—	—	—	–1	–49
Sale of treasury shares	—	—	106	—	—	—	—	—	2	108
Purchase of treasury shares and issue to employees	—	—	–6	—	—	—	—	—	—	–6
June 30, 2006	194	334	3,436	–336	14	8	–223	–537	–3	3,424

* Excluding minority interest

Segment Reporting

€m
Q1-2/2006	Segment net sales	Internal net sales	External net sales	Change year- on-year	Segment performance*	Change year- on-year	Segment result*	Change year- on-year
Europe Region	1,880	573	1,307	+6%	739	+22%	393	+21%(1)
United States Region**	562	0	562	+18%	237	+27%	89	>100%
Japan Region	195	–	195	–7%	68	–11%	25	–29%
Latin America/Canada Region	315	36	279	+34%	131	+60%	82	+95%
Asia/Pacific Region	153	7	146	+25%	68	+36%	34	+79%
Other Activities	376	41	335	+9%	107	+20%	74	+40%
thereof: Medrad**	175	4	171	+25%	50	+32%	33	+50%
thereof: Intendis***	124	3	121	+10%	28	0%	21	0%
Segment total	3,481	657	2,824	+11%	1,350	+24%	697	+35%
Research and development expenses	–	–	–	–	–500	+9%	–	–
Production overhead and production variances	–	–	–	–	–95	–17%	–	–
Other	–	–	–	–	–345	>100%	–287(2)	>100%
Schering AG Group	3,481	657	2,824	+11%	410	–12%	410	–12%

€m
Q1-2/2005	Segment net sales	Internal net sales	External net sales	Change year- on-year	Segment performance*	Change year- on-year	Segment result*	Change year- on-year
Europe Region	1,725	497	1,228	+4%	605	+5%	326	+3%
United States Region**	479	0	479	+7%	187	+18%	41	+58%
Japan Region	210	–	210	–5%	76	+3%	35	0%
Latin America/Canada Region	233	26	207	+15%	82	+15%	42	+24%
Asia/Pacific Region	121	4	117	+5%	50	+2%	19	–21%
Other Activities	349	43	306	+16%	89	+14%	53	+66%
thereof: Medrad**	140	3	137	+16%	38	+15%	22	+10%
thereof: Intendis***	112	2	110	+8%	28	+40%	21	>100%
Segment total	3,117	570	2,547	+6%	1,089	+8%	516	+10%
Research and development expenses	–	–	–	–	–459	+4%	–	–
Production overhead and production variances	–	–	–	–	–114	+18%	–	–
Other	–	–	–	–	–50	–2%	–50	–2%
Schering AG Group	3,117	570	2,547	+6%	466	+12%	466	+12%

* Segment performance and Segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is an internal financial reporting measurement utilized by our management. Under this approach, transfers from our production facilities are charged to the segments at standard production cost. Research and development expenses are not included in segment performance, as these functions are managed on a worldwide basis.

The Segment result comprises Segment performance less an allocation of research and development expenses and production overhead and production variances. Research and development expenses specifically attributable to individual segments are allocated directly, while all other expenses incurred by our corporate research and development organizations (such as general research, global development activities, and infrastructure) are allocated to the segments on the basis of sales. Production overhead and production variances are allocated on the basis of the production supplied from our production facilities to the individual segments.

** Since January 1, 2006, the Medrad Group’s business with application technologies is no longer reported as part of the United States Region, but is accounted for in Other Activities. The previous year’s figures have been adjusted accordingly.

*** Based on the net sales of the Intendis Group and net sales of other group companies with dermatology products
(1) Including expenses related to the disposal of our radiopharmaceuticals business
(2) Including takeover-related expenses

Further Information

General principles

The Interim Report complies with International Accounting Standard IAS 34.

Valuation and accounting principles

In the preparation of Interim Reports, we apply the same valuation and accounting policies as in the preparation of our Annual Financial Statements 2005.

Changes in consolidated companies

In the context of the sale of our global radiopharmaceuticals business, the subsidiaries CIS bio international S.A. and CIS US Inc. were deconsolidated in the second quarter 2006. The assets classified as held for sale in the balance sheet of the previous period as well as the liabilities associated with these assets have been disposed of.

Currency translation

Translation of the figures from companies outside the European Monetary Union is performed in accordance with the concept of functional currency. The closing-rate method is used for all such companies.

The exchange rates of the currencies that are of particular importance to us developed as follows:

	Closing rate (basis: 1€)		Average rate (basis: 1€)
	June 30, 2006	June 30, 2005	Q1-2/2006	Q1-2/2005
U.S. dollar	1.27	1.21	1.24	1.28
Pound sterling	0.69	0.67	0.69	0.68
Brazilian real	2.77	2.85	2.71	3.22
Japanese yen	145.75	133.95	142.65	135.82

Outlook

For the fiscal year 2006, we expect an organic net sales growth in the high single-digit range for the Schering AG Group. We expect that our top-selling product, Betaferon®, will grow in the double-digit range currency adjusted. For Yasmin®, we expect a continued, strong double-digit net sales growth.

Based on a continued positive business development and positive effects resulting from the ongoing program to increase our efficiency (FOCUS), we expect that the operating margin for 2006 will be in the range of 18.5 to 19 percent (excluding effects from acquistions or divestitures of business activities as well as takeover-related expenses).

Berlin, July 24, 2006

Schering Aktiengesellschaft

The Executive Board

Report of the Supervisory Board’s Audit Committee

At the meeting held on July 24, 2006, the Interim Report Q1-2/2006 and the auditor’s review report were presented to the Supervisory Board’s Audit Committee and explained by the Executive Board and the auditor, respectively. The business development, the profit situation and the financial position of the Company were discussed. The Audit Committee approved the Interim Report.

Berlin, July 24, 2006

Chairman of the Audit Committee

Dr. Karl-Hermann Baumann

Potential Risks

In order to utilize the “Safe Harbor” provision of the U.S. Private Securities Litigation Reform Act of 1995, the Company is providing the following cautionary statement. Certain statements in this Interim Report that are neither reported financial results nor other historical information are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from the past results). Although not exhaustive, the following factors could cause such differences: action by the Company’s competitors or the failure of demand for the Company’s products to develop as anticipated; legislative and regulatory changes and general changes in public health and approaches to health care and the treatment of disease; unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, or results that are inconsistent with previous results and the Company’s expectations; the failure to obtain and maintain required authorizations from governmental authorities or the loss of or inability to obtain patent or trademark protection for products; the risk of substantial product liability claims; unexpected costs or difficulties in production or distribution or in integrating the business and operations of the Company. These factors and other factors that could affect these forward-looking statements are described in our Form 20-F and our Form 6-K reports filed with the U.S. Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the " Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the " Reform Act"), Schering Aktiengesellschaft ( the " Company") is providing the following cautionary statement. Except for historical information, statements contained in this Current Report on Form 6-K may constitute forward-looking statements. The words " believe", " anticipate", " expect", " intend", " estimate", " plan", " assume", " will", " may", " should", " risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Current Report on Form 6-K may include forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in may cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward- looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

  governmental factors, including legislative and regulatory changes;

  difficulties and uncertainties related to new product development;

  delays and uncertainties in the product approval process;

  factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

  factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;

  competitive factors, including pricing and product initiatives of our competitors;

  legal factors including product liability or other liability claims;

  factors adversely affecting the value of our minority investment in Aventis CropScience S. A., including the failure of Aventis CropScience to obtain regulatory approval or market acceptance for its products or disagreements between us and its majority shareholder;

  human resources factors, including our ability to attract and retain qualified personnel;

  economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions in areas such as Asia, Eastern Europe and Latin America;

  adverse developments in our relationships with our development, manufacturing and marketing partners;

  the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions;

  changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and

  other risks, uncertainties and factors inherent in our business.

These and other risks, uncertainties and factors are discussed in the Company's Form 20-F Registration Statement and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHERING AKTIENGESELLSCHAFT

By: /s/ Dr. Christof Ehrhart
Name: Dr. Christof Ehrhart
Title: Head Corporate Communication
Schering AG

By: /s/ Oliver Renner
Name: Oliver Renner
Title: Head Corporate Business Communication
Schering AG

Date: July 25, 2006